UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated August 18, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Appointment of Director

Ms. Xinmei SHI

Effective as of August 18, 2021, the Board appointed Xinmei SHI ("Ms. Shi") as the independent member of the Board and a member of the Nomination and Remuneration Committee. Ms. Shi meets the Nasdaq Stock Market independence requirements.

Ms. Shi has over 16 years of financial and property industry experience. In the past 5 years, Ms. Shi has been working as the Sales Director of Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited, a financial institution offering a range of financial planning services and products including individual life insurance, investment-linked insurance, retirement investment products, health and medical insurance, general insurance and employee benefits in Hong Kong. Prior to that, Ms. Shi was the Financial Supervisor at China Overseas Property Group Company Limited, a company that is engaged in property development and commercial property management experience with a focus on developing quality properties in major cities in Hong Kong and China. Ms. Shi is currently an independent director of Wunong Net Technology Co. Ltd, a company listed on the Nasdaq, engaged in the e-commerce of food products and restaurants.

Ms. Shi obtained her Bachelor's Degree in Finance and Trade from Anhui University in 2006 and her Master's Degree of Business Administration from UMT, Peking University.

Ms. Shi does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 20, 2021

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer